October 13, 2020

VIA EDGAR

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	Invesco Exchange-Traded Fund Trust (File No. 811-21265) (the “Registrant”)

Dear Ms. Fettig:

On behalf of the Registrant and its series thereof listed in Appendix A (each, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities Exchange Commission to the undersigned on August 31, 2020, with respect to the Registrant’s annual report to shareholders filed on Form N-CSR for the fiscal year ended April 30, 2020.

The Staff’s comments are summarized below in italicized text. The Registrant’s responses are set out immediately under the restated comment.

1.	Comment:	The annual report for each of Invesco Dynamic Energy Exploration & Production ETF, Invesco Dynamic Food & Beverage ETF, Invesco Dynamic Leisure and Entertainment ETF, Invesco Dynamic Networking ETF, Invesco Dynamic Oil & Gas Services ETF, Invesco Dynamic Pharmaceuticals ETF, Invesco Raymond James SB-1 Equity ETF, Invesco Zacks Mid-Cap ETF and Invesco Zacks Multi-Asset Income ETF states that such Funds are non-diversified. The Staff notes, however, that each Fund appears to have been operating as diversified for more than three years. Please confirm whether any such Fund has been operating as diversified for more than three years and, if so, that the Fund will obtain shareholder approval prior to changing its operating status back to non-diversified.

	Response:	For each of the above-listed Funds, a Fund may, from time to time, operate as diversified based on the composition of such Fund’s underlying index. However, none of these Funds has operated as diversified for a continuous three-year period. If a Fund were to operate in a diversified manner continuously for a three-year period, the Fund would seek shareholder approval prior to changing its operating status back to non-diversified.

2.	Comment:	The Staff notes that the Invesco WilderHill Clean Energy ETF uses the “Price Only” variant of the NASDAQ Composite Index as its benchmark index. Please explain how this index is an appropriate broad-based securities market index.

	Response:	We will include benchmark information calculated on a “total return” basis going forward, beginning with reports relating to fiscal periods ending after the date of this letter.

3.	Comment:	The Staff notes that in the “Manager’s Analysis” section of the annual report for each of the sector-based Invesco DWA Momentum ETFs,[1] the first sentence of the second paragraph for each Fund, other than the Invesco DWA Consumer Cyclicals Momentum ETF, references the incorrect sector in the discussion of the Fund’s strategy (i.e., it references the consumer discretionary sector, rather than the sector pertaining to the respective Fund).

	Response:	For each Fund (except for Invesco DWA Consumer Cyclicals Momentum ETF), the reference cited by the Staff to the consumer discretionary sector was an inadvertent oversight. The Registrant notes that for each Fund, the “Manager’s Analysis” section correctly identifies the underlying index and correctly discloses, in the fourth paragraph, the name and description of the sector from which component securities are selected.

4.	Comment:	In the notes to the financial statements in the annual report, the charts included in the note titled “Additional Valuation Information,” which sets forth information on the fair value hierarchy for the Funds, do not include data on the levels of investments for each of Invesco Dynamic Building & Construction ETF and Invesco Dow Jones Industrial Average Dividend ETF.

	Response:	It is the Registrant’s practice to include a narrative disclosure within the “Additional Valuation Information” note for any Funds where all securities held are valued based on level 1 inputs. This disclosure was omitted in error for each of Invesco Dynamic Building & Construction ETF and Invesco Dow Jones Industrial Average Dividend ETF and will be reflected going forward.

5.	Comment:	With respect to the table in the footnotes to the Schedule of Investments, please explain how the information in the column entitled “Dividend Income” agrees with the amounts of affiliated income shown in the Statement of Operations as required by Footnote 6 to Rule 12-14 of Regulation S-X (17 CFR §210.12-14 - Investments in and Advances to Affiliates).

	Response:	The Registrant notes that the information contained in the table in the footnotes to the Schedule of Investments reflects the gross amount of dividends received from investments in affiliates. The information provided in the Statement of Operations reflects the dividends received from investments in affiliates net of any rebates or fees charged by the securities lending agent for investment of securities lending collateral in affiliated money market funds.

6.	Comment:	The Staff notes that for certain Funds, the amounts listed in the “Accrued Expenses” line item of the Statements of Assets and Liabilities appears high as a percentage of overall total expenses, as compared to Funds that did not list a separate line item for such expenses. Please explain whether any items contributing to the accrued expenses require separate disclosure.

	Response:	The Registrant confirms that no item contributing to accrued expenses was material and therefore did not require separate disclosure. For certain Funds, the accrued expenses balance primarily consisted of printing fees and licensing fees, which were accrued during the period and paid in arrears following fiscal year end.

[1]

The “Invesco DWA Momentum ETFs” consist of the Invesco DWA Basic Materials Momentum ETF, Invesco DWA Consumer Cyclicals Momentum ETF, Invesco DWA Consumer Staples Momentum ETF, Invesco DWA Energy Momentum ETF, Invesco DWA Financial Momentum ETF, Invesco DWA Healthcare Momentum ETF, Invesco DWA Industrials Momentum ETF, Invesco DWA Technology Momentum ETF and Invesco DWA Utilities Momentum ETF.

7.	Comment:	In note 2.B to the financial statements of the annual report for Invesco Global Listed Private Equity ETF, consider revising the language in the subsection “Risk of Investing in Listed Private Equity Companies” to disclose that some business development companies (“BDCs”) may have asset coverage of 150%, rather than 200%.

	Response:	The Registrant confirms that going forward it will revise the language cited by the Staff to reflect the ability of some BDCs to maintain an asset coverage ratio of 150%.

*         *        *        *

Please do not hesitate to contact me at 630.315.2349 or Will McAllister at 630.315.2341 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Abigail Murray
Abigail Murray
Senior Counsel

cc:	Will McAllister
Adam Henkel
Eric Purple
Mark Greer

Appendix A

Series ID	Series Name
S000013127	Invesco DWA Basic Materials Momentum ETF
S000013128	Invesco DWA Consumer Cyclicals Momentum ETF
S000013129	Invesco DWA Consumer Staples Momentum ETF
S000013101	Invesco DWA Energy Momentum ETF
S000013102	Invesco DWA Financial Momentum ETF
S000013104	Invesco DWA Healthcare Momentum ETF
S000013105	Invesco DWA Industrials Momentum ETF
S000013110	Invesco DWA Technology Momentum ETF
S000003046	Invesco DWA Utilities Momentum ETF
S000012109	Invesco NASDAQ Internet ETF
S000003026	Invesco Dynamic Biotechnology & Genome ETF
S000003040	Invesco Dynamic Building & Construction ETF
S000003041	Invesco Dynamic Energy Exploration & Production ETF
S000003027	Invesco Dynamic Food & Beverage ETF
S000003028	Invesco Dynamic Leisure and Entertainment ETF
S000003029	Invesco Dynamic Media ETF
S000003030	Invesco Dynamic Networking ETF
S000003043	Invesco Dynamic Oil & Gas Services ETF
S000003031	Invesco Dynamic Pharmaceuticals ETF
S000003032	Invesco Dynamic Semiconductors ETF
S000003033	Invesco Dynamic Software ETF
S000003023	Invesco Dynamic Market ETF
S000011995	Invesco FTSE RAFI US 1000 ETF
S000013120	Invesco FTSE RAFI US 1500 Small-Mid ETF
S000003054	Invesco Dynamic Large Cap Growth ETF
S000003055	Invesco Dynamic Large Cap Value ETF
S000013106	Invesco S&P 100 Equal Weight ETF
S000032768	Invesco S&P 500 GARP ETF
S000032769	Invesco S&P 500 Value with Momentum ETF
S000003056	Invesco S&P MidCap Momentum ETF
S000013108	Invesco S&P MidCap Quality ETF
S000003057	Invesco S&P MidCap Value with Momentum ETF
S000003024	Invesco S&P SmallCap Momentum ETF
S000003025	Invesco S&P SmallCap Value with Momentum ETF
S000060804	Invesco Zacks Mid-Cap ETF
S000060805	Invesco Zacks Multi-Asset Income ETF
S000003039	Invesco Aerospace & Defense ETF
S000013122	Invesco Cleantech ETF
S000013787	Invesco DWA Momentum ETF
S000013789	Invesco Global Listed Private Equity ETF
S000003052	Invesco Golden Dragon China ETF
S000060806	Invesco Raymond James SB-1 Equity ETF

S000020214	Invesco S&P 500 BuyWrite ETF
S000003049	Invesco S&P 500 Quality ETF
S000060807	Invesco S&P Spin-Off ETF
S000003048	Invesco Water Resources ETF
S000003053	Invesco WilderHill Clean Energy ETF
S000013111	Invesco BuyBack Achievers ETF
S000003037	Invesco Dividend Achievers ETF
S000060802	Invesco Dow Jones Industrial Average Dividend ETF
S000013788	Invesco Financial Preferred ETF
S000003045	Invesco High Yield Equity Dividend Achievers ETF
S000003036	Invesco International Dividend Achievers ETF

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